                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549



                                SCHEDULE 13D/A

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 3)



                        Chart House Enterprises, Inc.
                        -----------------------------
                              (Name of Issuer)


                   Common Stock, par value $0.01 per share
                   ---------------------------------------
                        (Title of Class of Securities)


                                  160902102
                               --------------
                               (CUSIP Number)


                               Alisa M. Singer
                           Rosenberg & Liebentritt
                    Two North Riverside Plaza, Suite 600
                          Chicago, Illinois  60606
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)



                               August 11, 1997
                        -----------------------------
                        (Date of Event which Requires
                          Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [__].

     Check the following box if a fee is being paid with the statement [__].




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     This Amendment No. 3 to Schedule 13D relates to 200,000 shares of the common stock of Chart House Enterprises, Inc. held by Chart House Investors, LLC. Items 6 and 7 of the Schedule 13D are hereby amended to read in their entirety as follows:

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except for the matters described herein, neither CHI nor, to the best knowledge of CHI, any of Alphabet, ZFT, HHS or any of the persons listed in Appendix A hereto has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

     On May 15, 1997, Alphabet and ZFT entered into an Option Agreement (the "Option Agreement") with F. Philip Handy ("Handy"). The Option Agreement is attached hereto as Exhibit 3 and is incorporated herein by reference. Under the Option Agreement, Alphabet and ZFT granted Handy the option to purchase up to 5% of the membership interests of Alphabet and ZFT in CHI (the "Option"). Alphabet and ZFT collectively hold 96.224% of the total membership interests in CHI, and accordingly, the Option granted to Handy relates to membership interests which represent 4.811% of the total membership interests in CHI.

     The purchase price upon exercise of the Option is equal to a specified "Price Per Share," multiplied by the number of shares of Common Stock then held by CHI, multiplied by 96.224%, multiplied by the percentage of the membership interests in CHI that Handy is then purchasing upon exercise of the Option.
The Price Per Share initially will be $5.75, and shall be increased at the rate of 6% per annum, compounded annually, from March 11, 1997 to the date of the closing of the respective Option exercise, and will be subject to further adjustment as provided in the Option Agreement. The Option may be exercised at any time after the Additional Closing and shall expire 30 days after notice to Handy of the intention of Alphabet and ZFT to dispose of all or any substantial part of their membership interests in CHI.

     On July 29, 1997, CHI issued a letter (the "Share Letter") to Richard E. Rivera ("Rivera"). The Share Letter advised Rivera that if he became President and Chief Executive Officer of the Company in accordance with certain terms, CHI would give him the opportunity, subject to satisfaction of certain requirements and during a specified period, to purchase up to 200,000 shares of Common Stock held by CHI, at a cash price of $5.75 per share.

     Rivera became President and Chief Executive Officer of the Company in accordance with such terms on August 11, 1997. Rivera has not yet purchased any shares of Common Stock in accordance with the Share Letter.

     The summary contained in this statement of certain provisions of the Option Agreement and the Share Letter is not intended to be complete and is qualified in its entirety by reference to the Option Agreement and the Share Letter attached as Exhibits hereto and incorporated herein by reference.



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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1 - Stock Purchase Agreement.

     Exhibit 2 - Standstill Agreement.

     Exhibit 3 - Option Agreement.

     Exhibit 4 - Share Letter








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                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          CHART HOUSE INVESTORS, LLC,
                                          by ZFT Partnership, its managing
                                          member, by one of its general partners


                                          By: /s/ Sheli Z. Rosenberg
                                             -----------------------------------
                                              Name: Sheli Z. Rosenberg
                                              Title:   Trustee

Dated: August 29, 1997




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                                EXHIBIT INDEX



    Exhibit
    Number                     Description
    -------                    -----------
     1       Stock Purchase and Sale Agreement, dated as of March 10, 1997*

     2       Standstill Agreement, dated as of March 10, 1997*

     3       Option Agreement, dated as of May 12, 1997*

     4       Share Letter, dated July 29, 1997**

____________________________________________

* Previously filed.
** Filed herewith.